# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CAPSTONE COMPANIES, INC., CIK 0000814926
CUSIP: 14070F102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 144-V 10 Fairway Drive, Suite 100, Deerfield Beach, Florida (FL), 33441
Date of event which requires filing of this statement: 12/20/2024
Amends the filing with accession number 0000939802-11-000197
Filed by CIK 0001281020
Persons authorized to receive notices and communications: Jeffrey Postal, 144-V 10 Fairway Drive, Suite 100, Deerfiled Beach, Florida (FL), 33441, (954) 557-8000

## Reporting persons
- Jeffrey Postal (CIK 0001281020): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 9,034,120; shared voting power 0; sole dispositive power 9,034,120; shared dispositive power 0; aggregate amount beneficially owned 9,034,120 (18.5% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: CAPSTONE COMPANIES, INC.
Address of issuer's principal executive offices: 144-V 10 Fairway Drive, Suite 100, Deerfield Beach, Florida (FL), 33441
Comment:
This Amendment relates to the Series B-1 Convertible Preferred Stock, $0.0001 par value, ("Series B-1 Stock") of Capstone Companies, Inc., a Florida corporation, ("CAP"). The principal executive offices of CAP are located at 144V 10 Fairway Drive, Suite 200, Deerfield Beach, Florida 33441, located in Broward County.

Series B-1 Stock is not traded or registered under the Securities Exchange Act of 1934, as amended, ("Exchange Act"). The Series B-1 Stock is convertible into shares of CAP Common Stock, $0.0001 par value, ("Common Stock"), at a conversion ratio of one share of Series B-1 Stock to 66.66 shares of Common Stock. Common Stock is quoted on The OTC Markets Group, Inc. QB tier under symbol "CAPC" and registered under the Exchange Act.

## Item 2. Identity and Background
Name of person filing: This Amendment is filed by Reporting Person, being Jeffrey Postal.
Residence or business address: Business address of Reporting Person is 60 Hendricks Isle, PH60, Ft. Lauderdale, Florida 33301.
Present principal occupation or employment: Reporting Person is an individual. He was a director of CAP until December 4, 2024, and is a 10%+ beneficial owner of shares of Common Stock. Reporting Person has business interests and activities outside of being a shareholder of CAP and is an active entrepreneur and business owner in South Florida.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Reporting Person is a U.S. citizen and resident of State of Florida.

## Item 4. Purpose of Transaction
Purpose of transaction:
(a) and (b). The shares of Series B-1 Stock are being acquired for investment purposes only and solely for Reporting Person's own account. Under a December 20, 2024, Cancellation Agreement with CAP, Reporting Person was issued 181,674 shares of Series B-1 Stock shares to cancel a debt of $887,763.00 (constituting money loaned to CAP). Reporting Person owned an additional 7,500 shares of Series B-1 Stock issued in connection with the loaned amounts and issued prior to the issuance of the 181,674 shares of Series B-1 Stock.

The shares of Series B-1 Stock are restricted securities under Rule 144 of the Securities Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Reporting Person has sole dispositive power over 189,174 shares of Series B-1 Stock, which shares represent approximately 25% of the issued and outstanding shares of Series B-1 Stock as of December 20, 2024. The Series B-1 Stock have no voting rights - See Item 5(b) below. Reporting Person has sole dispositive Power over 9,034,120 shares of Common Stock, which shares represent approximately 18.5% of issued and outstanding shares of Common Stock (based on 48,826,864 shares issued and outstanding).
Number of shares as to which each person has sole or shared power to vote or dispose:
Series B-1 Stock shares have no voting rights - but if converted into Common Stock, then Reporting Person has sole voting power over all shares of Common Stock. If all 189,174 shares are converted, Reporting Person would receive and own 12,610,338.84 shares of Common Stock with each share having one vote per share, and Reporting Person would have sole voting power over 12,610,338.34 shares of Common Stock in addition to the 9,034,20 shares of Common Stock that he owns. There is no shared voting power over the shares of Series B-1 Stock.

Reporting Person may be deemed to beneficially own, directly or indirectly, and individually, with his spouse and through a trust, a total of 9,034,120 shares of Common Stock, which is 18.5% of the issued and outstanding shares of Common Stock (based on 48,826,864 shares as reported in the Form 10-Q Report filed by CAP with the Commission on November 14, 2024).

Reporting Person has 300,000 option shares that have vested but not been exercised, which, if all of these option shares were exercised, would increase Reporting Person's ownership of shares of Common Stock to 9,334,120 or approximately 19% of issued and outstanding shares of Common Stock.

Reporting Person acquired and holds the shares of Common Stock and Series B-1 Stock for investment purposes, for his own account and with no intent to distribute the shares.

The shares of Series B-1 Stock were issued in private transaction exempt from registration under the Securities Act of 1933 under Rule 506(b) of Regulation D.
Transactions in the class effected during the past sixty days:
Item 4 above describes all transactions in CAP securities by Reporting Person in past 60 days.

Reporting Person may make open market purchases of CAP Common Stock in the future for investment purposes.
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The following described loan agreement was cancelled under the December 20, 2024 Cancellation Agreement between the Company and Reporting Person as being paid in full. On January 4, 2021, Company entered into a Loan Agreement, dated January 4, 2021, ("Loan Agreement") with Stewart Wallach and Reporting Person as joint lenders (the "Lenders") whereby Lenders made a credit line in the maximum of Seven Hundred Fifty Thousand Dollars and No Cents ($750,000) ("principal") available as a credit line to Company for working capital purposes. The Loan Agreement provided for issuance of a total of seven thousand five hundred (7,500) shares of Series B-1 Stock as partial consideration for providing a below-market interest rate, unsecured loan to the Company. The Loan Agreement granted piggyback registration rights to Lenders for any shares of Common Stock issued or issuable under the Loan Agreement.

Under Cancellation Agreements referenced above, there is the following lock-up. In the following description of the lock-up provision, "creditor party" refers to Reporting Person and shares of Series B-1 Stock may be referred to as the "Shares":

Commencing December 20, 2024 and until the earlier to occur of: (1) December 20, 2025; (2) the date that the creditor party ceases to be beneficial owner of the shares of B-1 Stock ("Shares") and any shares of Common Stock issued in a conversion of the Shares ("Conversion Shares") because of an exchange or cancellation in connection with a merger or other business combination that is approved by a majority of the disinterested directors of the Company (being referred to as an "Approved Transaction"); (3) death or dissolution of the creditor party, as the case may be; (4) the termination of the Management Transition Agreement, signed as of October 31, 2024 and amended on November 6, 2024, by the Company and Coppermine Ventures, LLC ("CVEN") (the Management Transition Agreement, as amended, is being referred to as the "MTA") in accordance with MTA's terms and conditions and prior to MTA's stated expiration date; (5) the date that the Company or Sub files for protection from creditor under any chapter of the U.S. Bankruptcy Code or the date that an involuntary bankruptcy proceeding is commenced for the Company or Sub under the U.S. Bankruptcy Code; or (6) disinterested directors of the board of directors of the Company approves a plan of complete dissolution under applicable domicile laws, the creditor party will not, directly or indirectly, do any of the following acts: (a) tender any Shares or Conversion Shares to any tender or exchange offer, except in connection with an Approved Transaction; or (b) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Shares or Conversion Shares, except as permitted in next paragraph below; or (c) convert any Shares into Conversion Shares.

The lock-up restriction provides for the following exceptions to any of the following sales, assignments or transfers of any of the Shares by the creditor party:

(1) the sale of 10% or fewer of the Shares in any three (3) month period in a private sale of the Shares to an Accredited Investor (as defined in 17 C.F.R. ss.230.501(a)) who is pre-approved by the disinterested directors of the Company's Board of Directors as a buyer of the Shares, which private sale qualifies for an exemption from registration under federal and applicable state securities laws and regulations; or

(2) if the creditor party is a natural person, to the creditor party's estate following the death of the creditor party, by will, intestacy or other operation of applicable laws; or

(3) if the creditor party is a natural person, by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement; or

(4) in any public securities offering registered under the Securities Act of 1933 on Form S-1 or Form S-3 registration statement, or on any successor registration statement form, filed prior to the first annual anniversary of the date written above, with the SEC by the Company for registration of shares of Common Stock being sold by CVEN or its affiliates and for which the Company grants piggyback registration rights to the creditor party, which piggyback registration rights will have terms and conditions as favorable as the piggyback registration rights granted to CVEN or its affiliates, which registration rights will only granted by the Company in its sole discretion.

Under the MTA, the resignation of Reporting Person as a director of CAP was a condition to appointment of a CVEN nominee as a director of CAP.

Other information description under this Item 6 is set forth in Item 4 above, which is incorporated herein by reference. Other than as described herein or in Item 4 above, there are no contracts, arrangements, understandings, or relationships between or among the Reporting Person and any other person with respect to the securities of CAP.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number Description

P - 99.1 December 20, 2024, Cancellation Agreement by Capstone Companies, Inc. and Jeffrey Postal

## Signatures
- Jeffrey Postal: /s/Jeffrey Postal, Director (01/07/2025)